SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on June 29, 2004, announcing appointment of Harel Beit-On as chairman of ECtel Ltd.

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  July 4, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued June 29, 2004

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Exhibit  1

HAREL BEIT-ON APPOINTED CHAIRMAN OF ECTEL

Petah Tikva, Israel - June 29, 2004 - ECtel Ltd. (NASDAQ: ECTX) today announced that Harel Beit-On has been appointed as its Chairman of the Board of Directors.   Beit-On brings to ECtel a wealth of experience gained through nearly two decades of building, managing, and advising global high-tech organizations.

For the past 18 years, Beit-On has served in a variety of senior management positions at Tecnomatix Technologies Ltd. (NASDAQ: TCNO), a world-leading provider of manufacturing process management solutions.  During the past eight years, Beit-On served as the company's President and CEO and was responsible for growing the organization to more than $100 million in annual sales with 650 employees worldwide. Today, Beit-On serves as the Chairman of the Board of Tecnomatix. Beit-On also serves as the Chairman of the Board of Cognitens, a provider of manufacturing imaging solutions, and is a Director of the Board of Red Bend Software. He is a founding member of Carmel Ventures, Israel's largest software-focused venture capital fund.

"We are extremely pleased that Harel, with his track record of successful company building and a global business network, has become the Chairman of our Board of Directors," said Eitan Naor, President and CEO of ECtel. "His experience will be key in guiding our strategy as we rebuild ECtel into the leading provider of telco fraud management and revenue assurance solutions."

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505
Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

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